BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - Bovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, as amended, hereby informs the end of the Share Buyback Program approved by the Company’s Board of Directors on October 29, 2015, amended on November 9, 2015, as per Material Facts disclosed on the mentioned dates (the “Program”).

Since the implementation of the Program until the date hereof, a total of 23,000,000 (twenty three million) common shares issued by the Company, equivalent to the total amount of shares proposed for the Program, were acquired at an average price of R$ 57.04.

The shares acquired under the Program may be canceled, used for the Company's Stock Option Plan, Restricted Stock Option Plan or for any other plans approved by the Company.

São Paulo, January 11, 2016.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer